Exhibit 99.5:

RNS Number : 7211N

Unilever PLC

10 May 2018

Unilever PLC

Director Declaration

In accordance with Listing Rule 9.6.13 the following information is confirmed in respect of the appointment of Andrea Jung (Non-Executive Director) to the Board of Unilever PLC on 3 May 2018:

In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies:

•      Apple Inc.

Previous directorships of publicly listed companies in the previous five years:

•      Daimler AG

•      General Electric Company

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

This information is provided by RNS

The company news service from the London Stock Exchange

END